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                                                              FILE N0. _______


                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                      APPLICATION OF UTILICORP UNITED INC.

                             UNDER SECTION 3(b) AND

            RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                 ____________________________________________

                             UTILICORP UNITED INC.

                                911 Main Street
                            Kansas City, MO  64105

               (Name of the company filing this application and
                  address of its principal executive office)
                 _____________________________________________

                                Robert L. Howell
                                 Vice President
                              UtiliCorp United Inc.
                                 911 Main Street
                             Kansas City, MO  64105

                     (Name and address of agent for service)

Please also submit copies of all correspondence to:

                              M. Douglas Dunn, Esq.
                         Milbank, Tweed, Hadley & McCloy
                            One Chase Manhattan Plaza
                               New York, NY  10005

                             Leslie J. Parrette, Jr.
                 Blackwell Sanders Matheny Weary & Lombardi L.C.
                               Two Pershing Square
                         2300 Main Street - Suite 1100
                          Kansas City, Missouri  64108
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            Applicant UtiliCorp United Inc., a Delaware corporation
("UtiliCorp"), applies under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), for an order exempting Eastern Energy Ltd. ("Eastern Energy"), an electric utility company organized under the laws of Australia and operating solely in Australia, under Section 3(b) of the 1935 Act.

            UtiliCorp proposes to participate in a consortium (the "Consortium") that has prepared a preliminary bid to acquire Eastern Energy. Eastern is one of the five electric distribution companies created by the state of Victoria, Australia. The Victorian government commenced the sale of the five electric distribution companies in June, 1995. The first company to be sold was United Energy Ltd. ("United"), which was sold to a consortium led by UtiliCorp and which is exempt without qualification from the 1935 Act pursuant to Section 3(b). SEE Holding Company Act Release No. 26353 (August 7, 1995). UtiliCorp holds a 49.9% indirect equity interest in United.

           The second of the five distribution companies to be sold by the Victorian Government is Eastern Energy, a supplier of electricity to more than 450,000 customers in the east Melbourne suburbs and throughout the eastern coastal areas of Victoria. On September 25, 1995, the Consortium was selected to be one of four finalists to bid for the acquisition of Eastern Energy.

            The Consortium comprises a special purpose corporation organized under the laws of Delaware ("UtiliCorp Sub"), together with three institutional investors from Australia. UtiliCorp Sub will be owned up to 100% by UtiliCorp Asia Pacific, Inc., a Delaware corporation and wholly-owned subsidiary of UtiliCorp ("UtiliCorp Asia"). Due to tax, legal and regulatory considerations, it may be advisable for UtiliCorp to structure the transaction using one or more intermediate companies to be owned by UtiliCorp Sub

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(referred to herein collectively as "Australian Holding Company").  In addition, to accommodate Australian tax considerations, it may be necessary to effect the transaction through a series of asset and stock acquisitions.

            However, regardless of how the transaction is structured, it is expected that UtiliCorp will acquire an indirect equity interest in Eastern Energy of approximately 20%. The Applicant will not proceed with the acquisition of Eastern Energy unless the order granting the exemption sought in this Application is issued and unless UtiliCorp receives any necessary approvals from state and local regulatory public utility authorities having jurisdiction over UtiliCorp's acquisition of Eastern Energy.

            The Victorian Government has established a very aggressive timetable for the sale of Eastern Energy. Final, binding bids for the shares of Eastern Energy are to be submitted by October 27, 1995. Accordingly, it is requested that the Commission act on this Application no later than October 26, 1995 so that a copy of the Commission's order can be submitted with the Consortium's bid. UtiliCorp regrets the short time interval between the time of this filing and the requested Commission action date. However, it was not determined until very recently that UtiliCorp would participate in the Consortium and that this Application would be required. Upon determining to participate in the Consortium and to proceed under Section 3(b) of the Act, UtiliCorp has acted as expeditiously as possible to file this Application.

            In support hereof, the Applicant states:

            (1) UtiliCorp is a publicly held corporation organized under Delaware law with its principal offices located at 911 Main Street, Suite 3000, Kansas City, Missouri 64105. UtiliCorp engages directly and indirectly in the sale and distribution of gas and electricity to retail and wholesale customers in nine states, British Columbia, Australia and New


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Zealand.  As of December 31, 1994, UtiliCorp had operating revenues of
$1,514,600,000 and assets of over $3,111,100,000. Neither UtiliCorp nor any corporation owned or controlled by UtiliCorp is a "holding company" subject to regulation under the 1935 Act or a "subsidiary company" of a "holding company" subject to regulation under the 1935 Act. UtiliCorp is exempt from regulation as a public-utility holding company under Rule 10 with respect to its ownership of West Kootenay Power and Light Company, Limited, a Canadian public utility company, WEL Energy Group Limited, a New Zealand electric utility company, and United, each of which is exempt without qualification from the 1935 Act pursuant to Section 3(b). SEE Holding Company Act Release Nos. 35-24204, 35-25850 and 35-26353 (Sept. 29, 1986, July 8, 1993, and August 7, 1995, respectively).

            (2) UtiliCorp proposes to effect its acquisition of Eastern Energy through UtiliCorp Sub, a special purpose corporation organized under the laws of Delaware and deemed a resident of Australia under Australian law. UtiliCorp Sub, through Australian Holding Company, will acquire an indirect equity interest in Eastern Energy of up to 20% and, as of the time of such acquisition, will be a wholly-owned subsidiary of UtiliCorp engaged primarily in the non-regulated energy business.

            (3) The Applicant believes that the cost to acquire Eastern Energy will be between A$1.5 billion and A$1.9 billion, which equates to approximately U.S. $1.12 billion and U.S. $1.42 billion based upon the exchange rate as of September 22, 1995, of one Australian dollar for .7495 United States dollars. However, it is expected that up to 60% of the bid price (i.e. between A$.90 billion and A$1.14 billion or between U.S. $670 million and U.S. $850 million) would be financed through borrowing by Eastern Energy, so that the members of the Consortium would only be responsible for contributing equity in the aggregate amount of between A$600 million and A$760 million (or between U.S. $480

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million and U.S. $570 million).  Therefore, the price payable by UtiliCorp for the acquisition of its indirect interest of up to 20% would be between A$120 million and A$152 million (or between approximately U.S. $90 million and U.S. $114 million).

            UtiliCorp intends to finance its investment in Eastern Energy by contributing up to U.S. $114 million from (a) its existing earnings and/or (b) its available debt facilities (i.e. primarily from a credit facility arranged by Citibank, N.A.). Alternatively, Australian Holding Company will borrow up to U.S. $114 million (the "Loan") from an Australian bank or syndicate of banks (the "Syndicate"). The Loan would have a maturity of up to 5 years and would carry an interest rate commensurate with existing market rates for a "Triple B" credit. The Loan will be a liability of Australian Holding Company and will be reflected on the consolidated financial statements of UtiliCorp. In order for the Syndicate to make the Loan, it will require that a loan support agreement or similar guarantee (the "Guarantee") be executed by UtiliCorp, thereby guaranteeing Australian Holding Company's obligations under the Loan. The Guarantee would not be reflected on the consolidated financial statements of UtiliCorp.

            (4) UtiliCorp has sought approval of its proposed acquisition of Eastern Energy from those State public utility commissions having jurisdiction over such acquisition, viz. the Public Service Commission of the State of Missouri, the Utilities Board of the State of Iowa, and the Public Service Commission of the State of West Virginia. UtiliCorp has also applied to each of the other state commissions having jurisdiction over its retail electric or gas rates for a certification that such state commission has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority.

            (5) Eastern Energy is engaged in the distribution of electricity to more than 450,000 Australian residential, commercial, industrial and other types of Australian

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                                       -5-

customers in the east suburbs Melbourne, Australia and throughout the eastern coastal areas of Victoria. Like the other four newly-created distribution companies, Eastern Energy was formed from the distribution components formerly owned by the State Electricity Commission of Victoria ("SECV"). Specifically, Eastern Energy was created from merging three divisions of the State-owned Electricity Services Victoria ("ESV"), two former local council-owned Municipal Electricity Undertakings, some of the subtransmission assets previously held by National Electricity (which was created to own and operate the Victorian high voltage transmission system during the disaggregation of SECV) and some of the corporate functions previously carried out by ESV. The rates charged by Eastern Energy are subject to the jurisdiction of the Victorian Government's Office of the Regulator-General. Eastern Energy is not qualified to do business in any state of the United States and operates as an electric utility exclusively within Australia.

            (6) Section 3(b) of the 1935 Act provides an exemption for any subsidiary company, as such, of a holding company from provisions of the 1935 Act applicable to such subsidiary companies, "if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States", provided that the Commission finds that the application of the 1935 Act to such subsidiary company is "not necessary in the public interest or for the protection of investors."

            (7) Eastern Energy is not a public-utility company operating in the United States and does not, and following its proposed acquisition by UtiliCorp Sub will not, serve any customers in the United States. The proposed acquisition by UtiliCorp Sub would not affect in any way Eastern Energy's status as a distribution company subject to regulation by Australian authorities under Australian law. Eastern Energy does not derive any income

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from United States operations or sources within the United States.  As discussed in Paragraphs (8) through (11) below, regulation of Eastern Energy under the 1935 Act is not necessary in the public interest, or for the protection of investors or consumers. Therefore, Eastern Energy satisfies the standards of
Section 3(b) and should be accorded an unqualifiedexemption, as a subsidiary company, from all provisions of the 1935 Act.

            (8) Since the operations of Eastern Energy as a "public-utility company" within the meaning of Section 2(a)(5) of the 1935 Act are and will be exclusively in Australia, its sales and revenues, and the regulation thereof, have little or no effect on the rates and business of electric sales and generation within the United States. Moreover, since UtiliCorp is a publicly traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors.

            (9) UtiliCorp's indirect investment in Eastern Energy will not in any way diminish the ability of the various State commissions that regulate the retail electric and gas operations of UtiliCorp to protect the interests of consumers in their respective states. UtiliCorp's domestic utility operations are, and will continue to be, fully separated from UtiliCorp's foreign operations. UtiliCorp Sub will maintain separate books of account from UtiliCorp and will commit to provide access to those books and records to each State commission with retail rate jurisdiction to the extent not already required under state law.

            (10) As a result, UtiliCorp's domestic utility customers will not be put at risk of any adverse financial effects resulting from UtiliCorp's proposed indirect acquisition of Eastern Energy, nor will the ability of the various State commissions to protect the interests of consumers in their respective States be adversely affected. Accordingly, regulation of Eastern Energy by the SEC under 1935 Act as a subsidiary of a holding

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                                       -7-

company is not necessary for either the public interest or for the protection of investors, and therefore no regulatory purpose would be served by treating Eastern Energy as a subsidiary of a holding company.

            (11) As a special purpose subsidiary formed for the primary purpose of acquiring interests in Australian public utility companies, UtiliCorp Sub will derive no income from United States operations and will not be a public utility company operating in the United States. UtiliCorp Sub will not engage in any business other than the acquisition of Australian public utility companies and supervision of UtiliCorp's investments in Australia, and the participation in the management and operations of Australian public utility companies. Accordingly, regulation of UtiliCorp Sub as a holding company subsidiary is not necessary for either the public interest or for the protection of investors.

            (12) On the basis of the facts set forth in this Application, Eastern Energy is entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act. Although Eastern Energy could satisfy the requirements under Section 33(a)(3) of the 1935 Act and become a foreign utility company ("FUCO") as defined therein by filing a notice on Form U-57, the capitalization limits in respect of acquisitions of FUCOs by domestic public utility companies contained in Section 33(f)(2)(C) of the 1935 Act would then prohibit UtiliCorp from financing its acquisition of Eastern Energy.

            (13)  If Eastern Energy is exempt without qualification under
Section 3(b) of the 1935 Act, then UtiliCorp, UtiliCorp Asia, UtiliCorp Sub and Australian Holding Company would be entitled to the exemption provided under Rule 10(a)(1) of the 1935 Act with respect to Eastern Energy.

            (14) In addition, if Eastern Energy is exempt without qualification under Section 3(b) of the 1935 Act, then UtiliCorp, UtiliCorp Asia, UtiliCorp Sub and Australian

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                                       -8-

Holding Company would be entitled under Rule 11(b)(1) to an exemption from
Section 9(a)(2) of the 1935 Act.

            (15) The Applicant hereby consents to file an annual report on Form U-33-S.

            (16) The Applicant hereby waives a hearing with respect to this application and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Office of Public Utility Regulation may assist in the preparation of the Commission's decision and/or order.

            (17)  The following exhibits are hereby filed as a part of this
Application:


            EXHIBIT 1         Form of Notice

            EXHIBIT 2         Opinion of counsel [to be filed by amendment]

            It is requested that copies of all orders, notices and communications with respect to the above application be served as follows:

                        M. Douglas Dunn, Esq.
                        Milbank, Tweed, Hadley & McCloy
                        One Chase Manhattan Plaza
                        New York, NY  10005

                        Leslie J. Parrette, Jr., Esq.
                        Blackwell Sanders Matheny Weary &
                        Lombardi L.C.
                        Two Pershing Square
                        2300 Main Street - Suite 1100
                        Kansas City, Missouri  64108
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                                       -9-

            WHEREFORE, Applicant respectfully requests that the Commission issue an order herein determining that Eastern Energy is entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act.

Dated:  October 12, 1995

                        Respectfully submitted,

                        UTILICORP UNITED INC.


                        By:
                           --------------------------------
                            Dale J. Wolf
                            Vice President and Secretary

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                                INDEX OF EXHIBITS
EXHIBIT                              EXHIBIT                       TRANSMISSION
NUMBER                                                               METHOD

1                        Proposed Notice of Proceeding             Electronic